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szucker@sidley.com +1 650 565 7111	Founded 1866

January 20, 2017

U.S. Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 Attention: Joseph McCann
Re:	Celsion Corporation Registration Statement on Form S-1 Filed December 23, 2016 File No. 333-215321

Ladies and Gentlemen:

On behalf of Celsion Corporation (the “Company”), attached are the Company’s responses to the staff’s letter dated January 18, 2017, regarding the Registration Statement filed on December 23, 2016.

For ease of review, the staff’s comments have been repeated and numbered as in the staff’s letter.  Each comment from the staff is immediately followed by the Company’s response.

I hereby confirm on behalf of the Company that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions with respect to this letter, please call the undersigned at +1 650 565 7111.

Very truly yours,

/s/ Sam Zucker

Sam Zucker

cc:	Michael H. Tardugno Jeff Church

Responses of Celsion Corporation to

SEC Comments of January 18, 2017

General

1.

Please revise your prospectus prior to effectiveness to disclose the number of shares and warrants to be offered. For guidance, please refer to Rule 430A and Compliance Disclosure Interpretation, Securities Act Rules, Question 227.02.

Company Response:

We acknowledge the Staff’s comment and advise the Staff that in future amendments we will present the requisite information as requested.

Facing Page

2.

In your Fee Table, please revise to calculate the registration fee based on (i) the offering price for the common, (ii) the offering price for the warrants, and (iii) the exercise price of the warrants to cover the underlying common shares. For guidance, refer to Compliance Disclosure Interpretation, Securities Act Rules, Question 240.06.

Company Response:

We acknowledge the Staff’s comment and advise the Staff that in future amendments we will present the requisite information as requested.

Executive Compensation

3.	Please update your executive compensation disclosure to include your recently completed fiscal year.

Company Response:

We acknowledge the Staff’s comment and we have included in the amendment filed on the date hereof the information executive compensation disclosure for our recently completed fiscal year.

Information Incorporated by Reference, page 2

4.	Please update this section to incorporate by reference your Current Report on Form 8-K filed on December 23, 2016.

Company Response:

We acknowledge the Staff’s comment and we have included in the amendment filed on the date hereof the 8-K filed on December 23, 2016.

Exhibit 5.1

5.

Please file a revised legality opinion that opines on whether the warrants will be a binding obligation of the registrant under the law of the jurisdiction governing the warrant agreement. For guidance, consider Section II.B.1.f of our Staff Legal Bulletin No. 19.

Company Response:

We acknowledge the Staff’s comment and we have filed in the amendment filed on the date hereof a revised Exhibit 5.1 legality opinion.

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